AIS

04036411

August 16, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

AUG 19 2004

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 101/2004**

  Subject: Notification of the increase in capital and the investment in Advanced Data Network Communications Co., Ltd.

  Date: August 16, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 16, 2004

AIS-CP 101/2004

August 16, 2004

Subject: Notification of the increase in capital and the investment in Advanced Data Network Communications Co, Ltd.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (the "Company") would like to inform the Stock Exchange of Thailand ("SET") that the shareholders' meeting of Advanced Data Network Communications Co, Ltd. (ADC), a 67.95% subsidiary of the Company (TOT Corporation PLC. holds 23.50% and other minority shareholders aggregately hold 8.55%), passed the resolutions approving an increase of ADC registered capital from 457.52 million Baht divided into 45.75 million shares at par value of 10 Baht each, to 957.52 million Baht divided into 95.75 million shares at par value of 10 Baht each. The newly issued capital of 500 million Baht divided into 50 million shares at par value of 10 Baht each, shall be issued and offered by a rights issue to the existing shareholders.

Accounting to the investment policy, the Company considered a subscription of ADC's shares in the amount of 17.75 million shares at 10 Baht each, (The book value of ADC as of June 30, 2004 is approximately 9.62 Baht per share) amounting to a total investment of 177.50 million Baht. After the subscription, the Company's stake in ADC will be reduced to 51%. ADC considered a reallocation of the unsubscribed shares to the existing unconnected shareholders who would like to purchase more.

AIS

August 13, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 100/2004 and FN 103/2004**

Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting in relation to dividends payment and additional capital expenditures
2. Report of Financial Covenants Compliance

Date: August 13, 2004

Attachment: Submission of the Reviewed Financial Statement for the Second quarter of Year 2004 and Management's Discussion and Analysis for the Second quarter of Year 2004.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2004

AIS-CP 100/2004

August 13, 2004

Subject: Notification of the Resolutions of the Board of Directors' Meeting in relation to dividends payment and additional capital expenditures

To: The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 4/2004 held on August 13, 2004 has resolved on the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 3/2004 held on May 11, 2004.

2. Approved the Balance Sheets, Statement of Income, and Cash Flow Statements for the second quarter of the year 2004 ended June 30, 2004.

3. Approved the dividend payment for the first half of year 2004 (January 1 – June 30, 2004) to shareholders at the rate of 2.15 Baht per share, totaling 6,324.76 million Baht. The dividends will be paid for the amount of 2,941,748,708 shares, which are deducted the treasury stocks of 2,540,200 shares. The treasury stock is not be eligible for dividend payment.

   The closing date of register book to designate the right of shareholders to receive dividends will be on August 30, 2004, at 12.00 noon. The date of payment is fixed on September 9, 2004,

4. Approved the additional budget allocation for Coverage Improvement and Value-added service infrastructure, at the total amount of USD 38.36 million for second half of year 2004. These improvement plans will increase the capacity of service to the Company's subscribers.

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2004

Ref: FN103/04

August 13, 2004

Subject : Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS063A, AIS04NA, AIS06NA, AIS093A, AIS093B, AIS073A and AIS07OA, the Company is required to maintain its debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligation if there is any.

We would like to notify you that as at 30 June, 2004 the debt to equity ratio of the Company are as follows:

Debentures	Debt to Equity ratio	
	Conditions	Compliance
AIS063A	≤ 2:1	0.92
AIS04NA, AIS06NA, AIS093A, AIS093B, AIS073A, AIS07OA	≤ 2:1	0.79

and we are in compliance with the conditions set forth in the Terms and Conditions of the above debentures.

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2004

Management's Discussion and Analysis

Overview

Higher net profit of 1H04 driven by larger 1-2-Call! subscriber base

For the 2Q04, the Company and its subsidiaries (the Group) had the total of 14,434,650 mobile phone subscribers, comprising of 2,093,560 subscribers on GSM Advance and GSM 1800 and 12,341,090 subscribers on 1-2-Call!. The subscriber base grew 570,450 or 4.1% from the first quarter of 2004.

During 2Q04, the Company launched a new campaign "Sawasdee" in May to serve provincial customers and light users. This campaign got strong responses immediately. As a result, new subscriber registrations have been continuously growing. In addition, small denomination refill cards (Baht40 and Baht50) were popular especially among the new customer group. Moreover, Calling Melody, launched during 1Q04, continued to have strong responses from 1-2-Call! subscribers,

The Group recorded the net profit of Baht 5,044 million for 2Q04, relatively stable compared to 1Q04. The net profit for the first half-year 2004 was Baht 10,074 million, up 3.5% compared to that of 1H03 due to 1-2-Call! subscriber growth and lower allowance for doubtful accounts. Net profit for 2Q04 fell 1.6% year-on-year while pretax profit rose 14% due mainly to 58% rise in income tax. The Group paid low income tax last year by utilizing loss carried forward from a subsidiary.

Operating Results

Table 1: Selected financial information

Amount in Million Baht

	2Q04	% Change QoQ	% Change YoY	1H04	% Change YoY
Total Revenue	24,100	0.1%	6.5%	48,178	6.3%
Total Cost	13,068	0.9%	2.7%	26,023	2.7%
Gross Margin	11,032	(0.8%)	11.3%	22,155	10.9%
SG&A	2,856	6.8%	7.1%	5,531	(3.1%)
Net Profit	5,044	0.3%	(1.6%)	10,074	3.5%
Diluted EPS (Baht)	1.71	0.0%	(2.3%)	3.42	3.0%

Total Revenue

The Group generated total revenue of Baht 24,100 million in 2Q04, up 0.1% from that of 1Q04 and 6.5% from that of 2Q03. The total revenue showed small growth from last year due mainly to falling sales on mobile phone, dragging down strong growth on service revenues. For the six-month period of this year, total revenue was Baht 48,178 million increased by 6.3% from the same period of last year as a result of:

- Revenue from services and equipment rentals

Larger 1-2-Call! subscriber base resulted in mobile service revenue growth

The mobile service revenue was a majority part of revenue from service and equipment rentals. In 2Q04, mobile service revenue was Baht 21,090 million, increased by 1.2% from that of 1Q04 and 14.6% from that of 2Q03. The slow growth from the last quarter was due to the lower usage which was also evidenced in the same period last year.

The increment was mainly due to higher prepaid service revenue, increased by Baht 196 million or 1.6% from 1Q04 and increased by Baht 3,176 million or 33.9% compared to 2Q03. For the six-month period, it was Baht 41,925 million increased by 15.7% for this year.

- Revenue from sales

Lower sales volume and cheaper sales price resulted in lower sales

Handset and accessory sales were major components in revenue from sales. In 2Q04, sales were Baht 3,010 million, dropped by Baht 234 million or 7.2% from 1Q04 and dropped by Baht 1,218 million or 28.8% compared to 2Q03. For the six-month period, revenue from sales was Baht 6,253 million dropped by 31.1% from the same period of last year. The decrease in handset sales came from lower sales volume as well as lower average selling price, impacted from an intense competition in handset sales.

Total Cost

Total cost was Baht 13,068 million in 2Q04, increased by 0.9% from that of 1Q04 and 2.7% from that of 2Q03. Total cost for the six-month period was Baht 26,023 million, an increase of 2.7% for this year as a result of:

- Cost of services and equipment rentals

Cost of services and equipment rentals was Baht 5,466 million in 2Q04, slightly rose from last quarter.

Comparing to 2Q03, the cost rose by Baht 670 million or 14.0%, and for the six-month period rose by 13.6%. The increment was principally owing to higher network amortization resulting from continuous expansion of mobile service network.

- Concession fee and excise tax

Concession fee and excise tax were Baht 4,971 million in 2Q04, slightly increased from previous quarter and increased by 10.2% from that of 2Q03.

For the six-month period, it increased by 12.7% from the same period of last year. The increase in concession fee and excise tax was in-line with the rise in revenue from mobile services.

- Cost of Sales

Cost of sales was Baht 2,631 million, decreased by 0.2% from that of 1Q04 and decreased by Baht 787 million or 23.0% compared to 2Q03. For the six-month period, it dropped by 24.7% from the same period of last year. due to lower sales volume.

Selling and Administrative expenses

Increase in marketing spending and decrease in doubtful accounts

Total selling and administrative expenses (SG&A) were Baht 2,856 million in 2Q04, accounted for 11.9% of total revenue. The SG&A increased by 6.8% from that of 1Q04, and increased 7.1% from that of 2Q03. The change of SG&A was principally because:

1. Marketing expense increased by Baht 124 million from that of 1Q04 due to an increase in marketing activities for 1-2-Call! Subscribers. Compared to 2Q03, the expense was up Baht 454 million.
2. Allowance for doubtful account fell by Baht 451 million from that of 2Q03. The decrease was mainly due to the Group's efforts in strengthening collection performance.
3. Administration expense rose by Baht 101 million from that of 1Q04 and rose by Baht 108 million compared to that of 2Q03. The increment came from provision for obsolete handset inventory and an increase of repair and maintenance expenses.

In 1H04, SG&A was Baht 5,531 million from Baht 5,709 million in 1H03, a decrease of 3.1%. The main reasons were due to an allowance for doubtful decreased of Baht 908 million and a write-off on mobile phone equipment of Baht 294 million in 1H03. These were offset by increase in marketing expense and staff cost at the amount of Baht 808 million and Baht 189 million respectively.

Income Tax

Lower income tax from 1Q04 resulted from lower scratch card sale.

In 2Q04, corporate income tax was Baht 2,784 million, fell by Baht 247 million or 8.1% from that of 1Q04. The main reason came from a decrease in taxable income from scratch card sales.

Higher income tax from 2Q03 due to tax shield utilized during FY03

Compared to 2Q03, income tax increased by Baht 1,027 million or up 58.5%, and for the six-month period increased by 61.8% as tax shield from loss carried forward in a subsidiary was fully utilized during 2003.

Net Profit

As aforesaid, net profit in 2Q04 rose by 0.3% from that of 1Q04, and it fell by 1.6% compared to 2Q03. Net profit for the six-month period increased by 3.5% from the same period of last year.

Financial Position

1. Assets

Total Asset increased by 2.0% from YE03

At the end of this quarter, total assets were Baht 127,421 million, increased by Baht 2,472 million or 2.0% from YE03. As a percentage of total assets, current assets and non-current assets accounted for 19.4% and 80.6% respectively.

Table 2: Major assets component

	30 June 2004		31 December 2003	
	Million Baht	% of Total Assets	Million Baht	% of Total Assets
Current Assets	24,669	19.4%	17,896	14.3%
Plant, Property and Equipment, net	11,557	9.1%	12,120	9.7%
Assets under concession agreements, net	75,664	59.4%	78,549	62.9%
Other non current assets	15,531	12.1%	16,384	13.1%

- Current Assets

As at June 2004, current assets considerably increased Baht 6,773 million or up 37.8% from YE03 by the major items:

1. The increment of cash and cash equivalent was from Baht 8,637 million as at YE03 to Baht 14,522 million mainly due to an increase in cash inflow from operation activities – net of cash flow from investing activities and financing activities.
2. The rise in inventory from Baht 1,027 million to Baht 1,654 million as at 2Q04. To serve customer's satisfaction, the Group stocked a variety model of mobile phones.

2. Liabilities

Total liabilities declined from YE03 resulted from prepayment of L/T-borrowings

Total liabilities were Baht 63,658 million at end of 2Q04, decreased by Baht 1,665 million or 2.5% from YE03. This was mainly due to prepayment of long-term borrowings in a subsidiary.

Table 3: Major liabilities component

	30 June 2004		31 December 2003	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	17,318	27.2%	15,913	24.4%
Concession right payable, accrued concession fee and excise tax[1]	8,333	13.1%	6,810	10.4%
Long-term borrowings and debentures, net[2]	37,993	59.7%	42,585	65.2%
Other non-current liabilities	14	0.0%	15	0.0%

[1] Concession right payable, Accrued Concession fee and Excise Tax including current-portion within 1 year and portion over 1 year

[2] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

- Current Liabilities

As at June 2004, current liabilities grew Baht 1,405 million or up 8.8% from YE03 mainly due to higher corporate income tax payable of Baht 1,481 million.

- Concession right payable, accrued concession fee and excise tax

As at June 2004, the concession right payable, accrued concession fee and excise tax comprised of current-portion within 1 year Baht 7,339 million which was up by Baht 1,755 million or 31.4% and portion over 1 year Baht 994 million which fell down by Baht 231 million. The increment was primarily due to higher revenue from mobile service.

- Long-term borrowings and debentures, net

During the six-month period ended June 2004, the Group made total repayments of Baht 4,615 million, comprising of long-term debentures of Baht 1,500 million, Baht 73 million for financial leasing liabilities and prepayment of long-term borrowings by a subsidiary totaling Baht 3,042 million. As at June 2004, total long-term debentures and borrowings were Baht 37,993 million of which Baht 10,036 million was current portion within 1 year and Baht 27,957 million was portion over 1 year.

3. Shareholders' Equities

Total Equities rose by 7.0% from YE03 resulted from net income

As at June 2004, the Group had total equity of Baht 63,763 million, grew up by Baht 4,137 million from YE03 as a result of net income for six-month period by Baht 10,074 million, comprising of Baht 5,030 million in 1Q04 and Baht 5,044 million in 2Q04. The Company made dividend payment to shareholders by Baht 6,170 million in May 2004. In addition, during this period the Company had additional issued and fully paid-up shares from exercise of ESOP totaling 4.1 million shares (included 2.3 million shares in the first quarter) worth Baht 167 million and advance receipt from shareholders by Baht 32 million.

4. Liquidity

For the first half of year 2004, the Group's net cash flow increased by Baht 2,260 million, as a result of :

- Net cash outflow from investing activities down by Baht 3,641 million from the same period of prior year due to slow-down in network expansion investment.
- Net cash inflow from operating activities down by Baht 1,762 million from the same period of prior year, resulting from an increase in concession fee and excise tax from higher scratch card sales and a rise of marketing expenditure.
- Net Cash outflow from financing activities down by Baht 381 million from the same period of prior year.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 JUNE 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 10
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2004 and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2004 and 2003, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2004 and 2003 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2003 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 13 February 2004. The consolidated and company balance sheets as at 31 December 2003, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 June 2004 and 31 December 2003

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 June	31 December	30 June	31 December
		2004	2003	2004	2003
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		14,521,533	8,636,841	9,469,225	1,479,409
Short-term investments		160,235	182,800	-	-
Trade accounts receivable, net	8	5,578,634	5,458,842	5,574,518	6,181,076
Amounts due from related parties	18	1,400	1,365	17,877	31,260
Inventories, net		1,654,254	1,026,841	-	-
Spare part inventories for mobile phone network maintenance, net		264,747	352,913	235,330	333,826
Current portion of forward and swap contracts receivable, net		-	16,147	-	-
Advances to suppliers		165,697	409,575	165,697	408,930
Other current assets		2,322,550	1,810,264	2,135,800	1,735,843
Total Current Assets		24,669,050	17,895,588	17,598,447	10,170,344
Non-Current Assets					
Forward and swap contracts receivable, net		-	8,073	-	-
Investments in subsidiaries, net	9	-	-	26,370,238	25,152,409
Property, plant and equipment, net	10	11,557,228	12,120,174	11,309,566	11,857,667
Other assets					
Assets under concession agreements, net	10	75,664,140	78,549,049	65,680,034	67,803,212
Concession rights, net	10	4,188,162	4,415,574	-	-
Goodwill, net	10	10,753,511	11,337,755	-	-
Other assets, net	10	588,995	622,963	484,621	489,554
Total Non-Current Assets		102,752,036	107,053,588	103,844,459	105,302,842
Total Assets		127,421,086	124,949,176	121,442,906	115,473,186

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 June 2004 and 31 December 2003

		Consolidated		Company	
		Unaudited 30 June 2004	Audited 31 December 2003	Unaudited 30 June 2004	Audited 31 December 2003
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	12	60,000	60,000	-	-
Trade accounts payable	11	5,442,707	5,714,018	4,469,408	4,454,107
Amounts due to and loans from related parties	18	664,724	627,032	652,194	1,154,911
Current portion of long-term borrowings	12	2,058,438	4,105,918	2,057,797	2,053,730
Current portion of long-term debentures, net	12	7,977,625	7,973,321	7,977,625	7,973,321
Current portion of concession rights payable, accrued concession fee and excise tax	13	7,339,443	5,584,446	3,539,040	2,169,130
Other current liabilities	15	11,150,714	9,512,261	11,417,777	8,889,020
Total Current Liabilities		34,693,651	33,576,996	30,113,841	26,694,219
Non-Current Liabilities					
Long-term borrowings	12	52,199	1,114,725	51,333	117,248
Long-term debentures, net	12	27,904,317	29,391,460	27,904,317	29,391,460
Concession rights payable	13	993,851	1,225,103	-	-
Deposits from customers		13,777	14,688	-	-
Total Non-Current Liabilities		28,964,144	31,745,976	27,955,650	29,508,708
Total Liabilities		63,657,795	65,322,972	58,069,491	56,202,927
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid-up share capital	16	2,942,631	2,938,525	2,942,631	2,938,525
Premium on share capital	16	20,358,213	20,169,275	20,358,213	20,169,275
Treasury stock		(83,130)	(83,130)	(83,130)	(83,130)
Advanced receipts for share subscription	16	31,890	25,526	31,890	25,526
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		39,623,811	35,720,063	39,623,811	35,720,063
Total Parent's Shareholders' Equity		63,373,415	59,270,259	63,373,415	59,270,259
Minority interests		389,876	355,945	-	-
Total Shareholders' Equity, net		63,763,291	59,626,204	63,373,415	59,270,259
Total Liabilities and Shareholders' Equity		127,421,086	124,949,176	121,442,906	115,473,186

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 June 2004 and 2003

		Consolidated		Company	
		Unaudited 30 June 2004	Unaudited 30 June 2003	Unaudited 30 June 2004	Unaudited 30 June 2003
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		21,090,400	18,405,577	19,422,716	16,796,080
Sales		3,009,680	4,228,225	-	-
Total revenues		24,100,080	22,633,802	19,422,716	16,796,080
Cost					
Cost of services and equipment rentals		5,465,977	4,796,112	5,319,363	4,802,358
Concession fee and excise tax		4,971,406	4,511,804	4,616,582	4,023,532
Cost of sales		2,630,546	3,418,417	-	-
Total cost		13,067,929	12,726,333	9,935,945	8,825,890
Gross profit		11,032,151	9,907,469	9,486,771	7,970,190
Selling and administrative expenses		2,856,541	2,666,960	2,404,140	2,192,405
Profit from sales, services and equipment rentals		8,175,610	7,240,509	7,082,631	5,777,785
Other operating income		195,476	340,368	182,086	172,184
Net gain (loss) on exchange rate		19,123	(29,874)	3,703	(11,026)
Directors' remuneration		(1,105)	(130)	(1,105)	(130)
Operating results		8,389,104	7,550,873	7,267,315	5,938,813
Share of net profit of investments - equity method	9	-	-	574,472	1,317,676
Profit before interest and tax		8,389,104	7,550,873	7,841,787	7,256,489
Interest expense		(545,845)	(644,007)	(468,008)	(515,752)
Income tax		(2,783,846)	(1,756,777)	(2,329,816)	(1,615,620)
Profit before minorities		5,059,413	5,150,089	5,043,963	5,125,117
Profit attributable to minorities, net		15,450	24,972	-	-
Net profit for the period		5,043,963	5,125,117	5,043,963	5,125,117
Basic earnings per share (Baht)	6				
Net profit for the period		1.72	1.75	1.72	1.75
Diluted earnings per share (Baht)	6				
Net profit for the period		1.71	1.75	1.71	1.75

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 30 are an integral part of these

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the six-month periods ended 30 June 2004 and 2003

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 June	30 June	30 June	30 June
		2004	2003	2004	2003
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		41,924,649	36,227,199	38,644,893	32,964,041
Sales		6,253,120	9,078,273	-	-
Total revenues		48,177,769	45,305,472	38,644,893	32,964,041
Cost					
Cost of services and equipment rentals		10,858,292	9,554,091	10,578,242	9,445,104
Concession fee and excise tax		9,897,865	8,783,903	9,193,133	7,944,655
Cost of sales		5,266,866	6,998,126	-	-
Total cost		26,023,023	25,336,120	19,771,375	17,389,759
Gross profit		22,154,746	19,969,352	18,873,518	15,574,282
Selling and administrative expenses		5,531,160	5,708,160	4,670,513	4,186,045
Profit from sales, services and equipment rentals		16,623,586	14,261,192	14,203,005	11,388,237
Other operating income		408,533	500,522	381,990	292,726
Net gain (loss) on exchange rate		18,258	(11,129)	(514)	(10,933)
Directors' remuneration		(2,640)	(244)	(2,640)	(236)
Operating results		17,047,737	14,750,341	14,581,841	11,669,794
Share of net profit of investments					
- equity method	9	-	-	1,333,016	2,629,136
Profit before interest and tax		17,047,737	14,750,341	15,914,857	14,298,930
Interest expense		(1,126,473)	(1,373,940)	(954,788)	(1,122,938)
Income tax		(5,815,086)	(3,594,207)	(4,886,096)	(3,443,817)
Profit before minorities		10,106,178	9,782,194	10,073,973	9,732,175
Profit attributable to minorities, net		32,205	50,019	-	-
Net profit for the period		10,073,973	9,732,175	10,073,973	9,732,175
Basic earnings per share (Baht)	6				
Net profit for the period		3.43	3.32	3.43	3.32
Diluted earnings per share (Baht)	6				
Net profit for the period		3.42	3.32	3.42	3.32

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the six-month periods ended 30 June 2004 and 2003

	Consolidated (Baht'000)							
	Issued and paid-up share capital	Premium on share capital	Advance receipt for share subscription	Legal reserve	Unappro-priated retained earnings	Minority interests	Treasury Stock	Total
Opening balance 2004	2,938,525	20,169,275	25,526	500,000	35,720,063	355,945	(83,130)	59,626,204
Net profit for the period	-	-	-	-	10,073,973	-	-	10,073,973
Dividend paid (Note 7)	-	-	-	-	(6,170,225)	-	-	(6,170,225)
Acquisition of investment in subsidiary (Note 4)	-	-	-	-	-	1,726	-	1,726
Additional shares (Note 16)	4,106	188,938	(25,526)	-	-	-	-	167,518
Advance receipt for share subscription (Note 16)	-	-	31,890	-	-	-	-	31,890
Profit attributable to minorities	-	-	-	-	-	32,205	-	32,205
Closing balance 30 June 2004	2,942,631	20,358,213	31,890	500,000	39,623,811	389,876	(83,130)	63,763,291
Opening balance 2003	2,935,000	20,004,000	-	500,000	27,601,008	271,900	(70,661)	51,241,247
Net profit for the period	-	-	-	-	9,732,175	-	-	9,732,175
Dividend paid	-	-	-	-	(4,541,126)	-	-	(4,541,126)
Additional shares	120	5,640	-	-	-	-	-	5,760
Repurchased shares	-	-	-	-	-	-	(12,469)	(12,469)
Advance receipt for share subscription	-	-	66,686	-	-	-	-	66,686
Profit attributable to minorities	-	-	-	-	-	50,019	-	50,019
Closing balance 30 June 2003	2,935,120	20,009,640	66,686	500,000	32,792,057	321,919	(83,130)	56,542,292

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (continued)

For the six-month periods ended 30 June 2004 and 2003

	Company (Baht'000)						
	Issued and paid-up share capital	Premium on share capital	Advance receipt for share subscription	Legal reserve	Unappro-priated retained earnings	Treasury Stock	Total
Opening balance 2004	2,938,525	20,169,275	25,526	500,000	35,720,063	(83,130)	59,270,259
Net profit for the period	-	-	-	-	10,073,973	-	10,073,973
Dividend paid (Note 7)	-	-	-	-	(6,170,225)	-	(6,170,225)
Additional shares (Note 16)	4,106	188,938	(25,526)	-	-	-	167,518
Advance receipt for share subscription (Note 16)	-	-	31,890	-	-	-	31,890
Closing balance 30 June 2004	2,942,631	20,358,213	31,890	500,000	39,623,811	(83,130)	63,373,415
Opening balance 2003	2,935,000	20,004,000	-	500,000	27,601,008	(70,661)	50,969,347
Net profit for the period	-	-	-	-	9,732,175	-	9,732,175
Dividend paid	-	-	-	-	(4,541,126)	-	(4,541,126)
Additional shares	120	5,640	-	-	-	-	5,760
Repurchased shares	-	-	-	-	-	(12,469)	(12,469)
Advance receipt for share subscription	-	-	66,686	-	-	-	66,686
Closing balance 30 June 2003	2,935,120	20,009,640	66,686	500,000	32,792,057	(83,130)	56,220,373

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 30 are an integral part of these

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited)
For the six-month periods ended 30 June 2004 and 2003

		Consolidated		Company	
		Unaudited 30 June 2004	Unaudited 30 June 2003	Unaudited 30 June 2004	Unaudited 30 June 2003
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	17	20,823,167	22,585,210	19,931,033	19,130,084
Cash flows from investing activities:					
Net changes in short-term investments		12,688	(125)	-	-
Net changes in advances to suppliers		243,878	702,650	243,232	702,663
Proceeds from disposals of property and equipment		12,179	2,694	1,654	800
Acquisition of subsidiary, net of cash acquired	4	(472)	-	(2,413)	-
Purchases of property, plant and equipment		(1,416,335)	(1,526,344)	(1,384,301)	(1,341,516)
Purchases of assets under concession agreements		(3,219,423)	(7,187,042)	(2,895,204)	(6,095,981)
Proceed from repayment of short-term loan to a subsidiary		-	-	-	28,000
Dividend received from a subsidiary		-	-	117,600	5,759,999
Net cash payments to investing activities		(4,367,485)	(8,008,167)	(3,919,432)	(946,035)
Cash flows from financing activities:					
Repayments of loans from related parties		-	-	(500,000)	(4,000,000)
Proceeds from long-term borrowings		-	3,943,265	-	-
Repayments of long-term borrowings	12	(3,042,433)	(4,860,261)	-	-
Repayments of long-term debentures	12	(1,500,000)	(5,500,000)	(1,500,000)	(5,500,000)
Finance lease principal payment	12	(72,966)	(69,474)	(66,194)	(48,276)
Net proceeds from capital increase	16	3,571	120	3,571	120
Net proceeds from share premium	16	163,947	5,640	163,947	5,640
Repurchased shares		-	(12,468)	-	(12,468)
Advanced receipt for share subscription	16	31,890	66,686	31,890	66,686
Payments of dividend	7	(6,170,225)	(4,541,126)	(6,170,225)	(4,541,126)
Payments of dividend to minorities		-	(1)	-	-
Net cash payments from financing activities		(10,586,216)	(10,967,619)	(8,037,011)	(14,029,424)
Net increase in cash and cash equivalents		5,869,466	3,609,424	7,974,590	4,154,625
Opening balance		8,636,841	4,068,539	1,479,409	1,695,435
Unrealised gain (loss) on exchange rate of cash and cash equivalents		15,226	(15,863)	15,226	(15,863)
Closing balance		14,521,533	7,662,100	9,469,225	5,834,197

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited) (continued)
For the six-month periods ended 30 June 2004 and 2003

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the six-month periods ended 30 June 2004 and 2003 comprise:

	Consolidated		Company	
	Unaudited 30 June 2004 Million Baht	Unaudited 30 June 2003 Million Baht	Unaudited 30 June 2004 Million Baht	Unaudited 30 June 2003 Million Baht
Cash and deposits at financial institutions	5,755	3,863	2,947	2,366
Short-term investments with maturities of three months or less	8,767	3,799	6,522	3,468
Total cash and cash equivalents	14,522	7,662	9,469	5,834

Interest paid, income tax and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the six-month periods ended 30 June 2004 and 2003 comprise:

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

	Consolidated		Company	
	Unaudited 30 June 2004 Million Baht	Unaudited 30 June 2003 Million Baht	Unaudited 30 June 2004 Million Baht	Unaudited 30 June 2003 Million Baht
Interest paid and income tax paid				
Interest paid	1,005	1,246	955	1,169
Income tax paid	4,346	3,001	3,837	2,982
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	2,257	2,901	2,148	2,691

The notes to the interim consolidated and company financial statements on pages 10 to 30 are an integral part of these

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2003 annual financial statements.

2 Change in accounting estimate

Previously, Digital Phone Company Limited, a subsidiary, amortised the cost of mobile phone networks under concession agreement on a straight-line basis over a period of 10 years not exceeding the remaining concession period, within 15 September 2013.

During the quarter ended 31 March 2004, the subsidiary's management has a plan to replace a portion of the network with new network equipment, and, therefore, reviewed the economic useful life of such network with a net carrying value as at 31 December 2003 of Baht 1,570.6 million, and revised the remaining useful life of such equipment not to exceed 31 December 2005. This change in useful life increased the amortisation charge for the six-month period ended 30 June 2004 by Baht 267 million. The subsidiary's management considers that this presents more fairly the economic substance and benefits expected to flow from the use of these assets under the terms of the concession agreement.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Segment information

Financial information by business segment for the three-month and six-month periods ended 30 June 2004 and 2003 are as follows:

	Consolidated (Million Baht)							
	For the three-month periods ended 30 June							
	Mobile phone and call center services		Mobile phone sales		Datanet services		Group	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenues :								
Revenues from services and equipment rentals	20,947	18,266	24	44	119	96	21,090	18,406
Sales	-	-	3,006	4,226	4	2	3,010	4,228
Total revenues	20,947	18,266	3,030	4,270	123	98	24,100	22,634
Operating expenses :								
Cost of sales, services and equipment rentals	(10,356)	(9,215)	(2,638)	(3,452)	(74)	(59)	(13,068)	(12,726)
Selling and administrative expenses	(2,729)	(2,634)	(94)	(5)	(33)	(28)	(2,856)	(2,667)
Operating profit	7,862	6,417	298	813	16	11	8,176	7,241

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Segment information (continued)

	Consolidated (Million Baht)							
	For the six-month periods ended 30 June							
	Mobile phone and call center services		Mobile phone sales		Datanet services		Group	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenues :								
Revenues from services and equipment rentals	41,651	35,985	49	57	225	186	41,925	36,228
Sales	-	-	6,247	9,075	6	3	6,253	9,078
Total revenues	41,651	35,985	6,296	9,132	231	189	48,178	45,306
Operating expenses :								
Cost of sales, services and equipment rentals	(20,598)	(18,161)	(5,288)	(7,060)	(137)	(115)	(26,023)	(25,336)
Selling and administrative expenses	(5,277)	(5,443)	(191)	(213)	(63)	(53)	(5,531)	(5,709)
Operating profit	15,776	12,381	817	1,859	31	21	16,624	14,261

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

4 Acquisitions

On 7 June 2004, the Company purchased ordinary shares in Data Line Thai Company Limited ("DLT") from AT Cyber Company Limited ("ATC") of 974,993 shares. Total shares purchased represent 65.00% ownership in DLT, at a price of Baht 2.41 million (Baht 2.48 per share). No goodwill arose on this purchase.

DLT is internet service provider.

5 Operating profit

The following items have been charged to the operating profit during the interim period :

	Consolidated		Company	
	30 June 2004 Million Baht	30 June 2003 Million Baht	30 June 2004 Million Baht	30 June 2003 Million Baht
Depreciation on property and equipment (Note 10)	2,337	1,689	2,294	1,628
Amortisation of intangible assets: (Note 10)				
- Assets under concession agreements	5,782	4,837	4,797	4,257
- Positive goodwill	583	583	-	-
- Deferred charges	56	34	30	21
- Concession right	227	227	-	-
Loss on obsolete spare parts for mobile phone network maintenance (net)	113	467	121	320
Loss on write-off of assets under concession agreements (Note 10)	-	294	-	-
Loss on write-off of deferred charges (Note 10)	-	165	-	165
Doubtful accounts and bad debts	504	1,413	464	1,105
Staff costs	1,069	879	913	728
Number of staff (persons)	4,755	4,758	3,425	3,264

6 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2004.

6 Earnings per share (continued)

	Consolidated		Company	
For the three-month periods ended	30 June 2004	30 June 2003	30 June 2004	30 June 2003
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	5,044	5,125	5,044	5,125
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,939	2,933	2,939	2,933
Basic earnings per share (Baht)	1.72	1.75	1.72	1.75
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	7	1	7	1
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,946	2,934	2,946	2,934
Diluted earnings per share (Baht)	1.71	1.75	1.71	1.75

	Consolidated		Company	
For the six-month periods ended	30 June 2004	30 June 2003	30 June 2004	30 June 2003
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	10,074	9,732	10,074	9,732
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,938	2,933	2,938	2,933
Basic earnings per share (Baht)	3.43	3.32	3.43	3.32
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	7	-	7	-
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,945	2,933	2,945	2,933
Diluted earnings per share (Baht)	3.42	3.32	3.42	3.32

7 Dividend paid

At the annual ordinary shareholders' meeting on 23 April 2004, it was approved to declare a dividend for 2,938.25 million shares of Baht 2.10 each, totalling Baht 6,170.32 million. Dividends of Baht 6,170.23 million were paid to the shareholders on 20 May 2004. The remaining amount of Baht 0.09 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

8 Trade accounts receivable, net

	Consolidated		Company	
	30 June 2004 Million Baht	31 December 2003 Million Baht	30 June 2004 Million Baht	31 December 2003 Million Baht
Trade accounts receivable:				
Third parties	3,683	3,989	2,238	2,200
Related parties (Note 18)	55	54	1,657	2,655
Accrued income	3,065	2,550	2,758	2,305
Total trade accounts receivable	6,803	6,593	6,653	7,160
Less allowance for doubtful accounts of third parties	(1,224)	(1,134)	(1,079)	(979)
Total trade accounts receivable, net	5,579	5,459	5,574	6,181

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 June 2004 Million Baht	31 December 2003 Million Baht	30 June 2004 Million Baht	31 December 2003 Million Baht
Current - 3 months	6,383	6,237	4,692	4,241
Overdue 3 - 6 months	225	197	236	171
Overdue 6 - 12 months	97	70	35	66
Overdue over 12 months	43	35	33	27
Total	6,748	6,539	4,996	4,505
Less allowance for doubtful accounts of third parties	(1,224)	(1,134)	(1,079)	(979)
Total trade accounts receivable - third parties, net	5,524	5,405	3,917	3,526

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to this factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

9 Investments in subsidiaries, net

Movements in investment in subsidiaries for the six-month period ended 30 June 2004 comprise:

	Company
	30 June 2004 Million Baht
Transactions during the six-month period ended 30 June 2004	
Opening net book amount	25,153
Dividend income from a subsidiary	(118)
Acquisition (Note 4)	2
Share of net profit of investments - equity method	1,333
Closing net book amount	26,370

Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows :

Company - 30 June 2004 / 31 December 2003

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)	
							30 June 2004	31 December 2003	30 June 2004	31 December 2003	30 June 2004	31 December 2003
Mobile from Advance Co., Ltd (Formerly known as "Advanced Wireless Marketing Co., Ltd.")	Currently ceased operations.	Thailand	Shareholder	240	99.99	600	8,534	8,542	256	382	(118)	(5,760)
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272	99.99	811	(626)	(739)	185	72	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental service provider and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,622	98.55	23,300	2,261	1,037	25,561	24,337	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	458	67.95	420	(77)	(80)	343	340	-	-
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1	49.00	8	15	14	23	22	-	-
Data Line Thai Co., Ltd.	Service provider of internet broadband	Thailand	Shareholder	15	65.00	2	-	-	2	-	-	-
	Total investments in subsidiaries, net					25,141	10,107	8,774	26,370	25,153	(118)	(5,760)

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

10 Capital expenditure and commitments

	Consolidated (Million Baht)				
	Property and equipment	Assets under concession agreements	Concession rights	Goodwill and other assets	Total
Transactions during the six-month period ended 30 June 2004					
Opening net book value	12,120	78,549	4,415	11,961	107,045
Additions	1,796	2,897	-	21	4,714
Disposals, net	(22)	-	-	-	(22)
Write-off, net	-	-	-	-	-
Depreciation/amortisation charges	(2,337)	(5,782)	(227)	(639)	(8,985)
Closing net book value	11,557	75,664	4,188	11,343	102,752
At 30 June 2004					
Cost	22,233	128,400	6,993	15,311	172,937
Less accumulated depreciation/amortisation	(10,676)	(48,766)	(2,805)	(3,968)	(66,215)
allowance for asset impairment	-	(3,970)	-	-	(3,970)
Net book value	11,557	75,664	4,188	11,343	102,752

Additions include Baht 5 million (2003: Baht 5 million) assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)			
	Property and equipment	Assets under concession agreements	Other assets	Total
Transactions during the six-month period ended 30 June 2004				
Opening net book value	11,858	67,803	489	80,150
Additions	1,758	2,674	26	4,458
Disposals, net	(12)	-	-	(12)
Write-off, net	-	-	-	-
Depreciation/amortisation charges	(2,294)	(4,797)	(30)	(7,121)
Closing net book value	11,310	65,680	485	77,475
At 30 June 2004				
Cost	21,534	113,094	605	135,233
Less accumulated depreciation/amortisation	(10,224)	(43,444)	(120)	(53,788)
allowance for asset impairment	-	(3,970)	-	(3,970)
Net book value	11,310	65,680	485	77,475

Additions include Baht 4 million (2003: Baht 4 million) assets leased under finance leases (where the Company is the lessee).

10 Capital expenditure and commitments (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	30 June 2004 Currency Million	31 December 2003 Currency Million
Assets under concession agreements		
Thai Baht	3,789	3,797
US Dollars	66	43
Japanese Yen	1,206	1,249
Euro	7	14
Property and equipment		
Thai Baht	178	243
US Dollars	29	11

	Company	
	30 June 2004 Currency Million	31 December 2003 Currency Million
Assets under concession agreements		
Thai Baht	3,648	3,570
US Dollars	61	31
Japanese Yen	1,206	1,249
Euro	7	6
Property and equipment		
Thai Baht	178	243
US Dollars	29	11

As at 30 June 2004, the Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 109.38 (31 December 2003 : Baht 89.41 million) on a consolidated basis and Baht 6.92 million (31 December 2003 : Nil) on a company basis.

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 5 years with options to renew. As at 30 June 2004, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	549	481
- within 2 to 5 years	584	371

11 Trade accounts payable

	Consolidated		Company	
	30 June 2004 Million Baht	31 December 2003 Million Baht	30 June 2004 Million Baht	31 December 2003 Million Baht
Trade accounts payable:				
Third parties	5,368	5,671	3,961	4,175
Related parties (Note 18)	75	43	508	279
Total trade accounts payable	5,443	5,714	4,469	4,454

12 Borrowings

	Consolidated		Company	
	30 June 2004 Million Baht	31 December 2003 Million Baht	30 June 2004 Million Baht	31 December 2003 Million Baht
Current	10,096	12,139	10,035	10,027
Non-current	27,956	30,506	27,956	29,509
Total borrowings	38,052	42,645	37,991	39,536

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the six-month period ended 30 June 2004		
Opening net book value	42,645	39,536
Additions – lease liabilities (Note 10)	5	4
Repayments	(4,615)	(1,566)
Amortisation of bond issuing cost	17	17
Closing net book value	38,052	37,991

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 30 June 2004 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	35,950	37,194	35,950	37,194

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

13 Concession right payable

Digital Phone Company Limited("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC"). Under the assignment agreement, DPC has outstanding amounts due to TAC. As set out in the financial statements for the year ended 31 December 2003, DPC is in arbitration with TAC with respect to principal and interest outstanding. On 30 June 2003 and 28 October 2003, TAC submitted the case to the Arbitration Institute for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the agreement totaling USD 35.5 million and called for payment with an additional interest charge on the overdue payment of USD 1.3 million and with interest to be charged at 9.50% per annum on overdue payment, as punitive damages, until the payment is made. These principal and interest (excluding interest on overdue amounts) are included in the total concession payable of Baht 4,513 million. DPC has engaged legal advisors and submitted its case to the Arbitration Institute for settlement. The arbitration process is not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration should not have a material effect on the financial statements.

14 Financial instruments

As at 30 June 2004, the Group has no outstanding forward foreign exchange contracts and cross currency swap contracts.

15 Other current liabilities

	Consolidated		Company	
	30 June 2004 Million Baht	31 December 2003 Million Baht	30 June 2004 Million Baht	31 December 2003 Million Baht
Accrued corporate income tax	4,920	3,439	4,068	3,020
Unearned income	4,552	4,020	6,016	4,240
Value added tax payable, net	338	287	267	213
Other payables	370	415	280	339
Others	971	1,351	787	1,077
Total other current liabilities	11,151	9,512	11,418	8,889

16 Share capital and premium

	Number of Shares Million shares	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
For the six-month period ended 30 June 2004				
Issued and paid-up share capital				
Opening balance	2,938.52	2,938.52	20,169.27	23,107.79
Issue of shares	4.11	4.11	188.94	193.05
Closing balance	2,942.63	2,942.63	20,358.21	23,300.84

During the six-month period ended 30 June 2004, the Company registered the increase in share capital with the Ministry of Commerce for 4.11 million ordinary shares from the exercise of 4.07 million warrants, 0.53 million warrants of which were exercised during the quarter ended 31 December 2003. The capital increase results in an increase in paid-up share capital and share premium of Baht 4.11 million and Baht 188.94 million, respectively.

As at 30 June 2004, the total authorised number of ordinary shares is 2,942.63 million shares (31 December

16 Share capital and premium (continued)

Warrants granted to directors and employees

The Company has granted warrants at Baht nil per unit to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)		Adjustment to exercise price per unit and ratio (effective from 31 March 2004 onwards)	
				Price	Ratio	Price	Ratio
27/03/2002 (Grant I)	14.00	48.00	1:1	47.73	1:1.00559	47.40	1:1.01261
30/05/2003 (Grant II)	8.47	43.38	1:1	43.14	1:1.00559	42.84	1:1.01261
31/05/2004 (Grant III)	9.00	91.79	1:1	-	-	-	-

Second adjustment to exercise price and exercise ratio of warrant grant I and grant II

At the Board of Directors' meeting held on 19 February 2004, the Board passed a resolution to approve a second adjustment of the exercise price of warrants grant I and grant II from Baht 47.73 per unit to Baht 47.40 per unit and from Baht 43.14 per unit to Baht 42.84 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.00559 to 1:1.01261 for both grant I and grant II. The new exercise price and exercise ratio were effective from 31 March 2004 onwards.

Warrant grant III

At the Annual General Meeting of the Company's shareholders held on 23 April 2004, the shareholders passed a resolution to approve the additional issuance of warrants of 9.00 million units at Baht nil per unit, or equivalent to 0.31% of the Company's total paid-up share capital (before dilution). The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is Baht 91.79 per unit, which is the weighted average closing price for 30 days prior to 23 April 2004. 0.91 million units and 8.09 million units were approved to be given to the Company's directors and employees/advisors, respectively.

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the six-month period ended 30 June 2004			
31 December 2003	1.59	16.83	18.42
Granted	0.91	8.09	9.00
Exercised	(0.25)	(3.99)	(4.24)
30 June 2004	2.25	20.93	23.18

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Exercised warrants

During the six-month period ended 30 June 2004, 0.25 million units and 3.99 million units were exercised by the Company's directors and employees, respectively. The exercises of 3.54 million warrants during this period, and of 0.53 million warrants during the quarter ended 31 December 2003, increased paid-up share capital and premium on share capital by Baht 4.11 million and Baht 188.94 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.70 million units or 0.71 million shares on 6 July 2004 (Note 20).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were

17 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the six-month periods ended 30 June 2004 and 2003:

		Consolidated		Company	
	Notes	30 June 2004 Million Baht	30 June 2003 Million Baht	30 June 2004 Million Baht	30 June 2003 Million Baht
Cash flows from operating activities:					
Net profit for the period		10,074	9,732	10,074	9,732
Adjusted by:					
Depreciation	10	2,337	1,689	2,294	1,628
Amortisation of assets under concession agreements	10	5,782	4,837	4,797	4,257
Amortisation of concession right	10	227	227	-	-
Loss on write-off of assets under concession agreements		-	294	-	-
Amortisation of deferred charges	10	56	34	30	21
Doubtful accounts and bad debts		504	1,413	464	1,105
Loss on obsolete inventories and diminution in value of finished goods		33	49	-	-
Loss on write-off obsolete spare parts for mobile phone network maintenance		113	467	121	320
Amortisation of forward and swap premium		2	-	2	2
Loss on disposals of fixed assets		9	1	11	1
Loss on write-off of deferred charge		-	165	-	165
Unrealised loss/(gain) on changes in fair value of investments		10	(42)	-	-
Unrealised (gain)/loss on foreign exchange rate		(12)	(12)	(7)	12
Realised loss on foreign exchange rate for loans		-	(12)	-	-
Amortisation of goodwill	10	583	583	-	-
Amortisation of bond issuing cost	12	17	20	17	20
Share of net profit in subsidiaries	9	-	-	(1,333)	(2,629)
Share of net profit from subsidiaries to minority interests		32	50	-	-
Net income before changes in operating assets and liabilities		19,767	19,495	16,470	14,634
Changes in operating assets and liabilities					
- Trade accounts receivable		(618)	15	148	959
- Amounts due from related parties		-	-	13	100
- Inventories		(660)	(1,122)	-	-
- Spare part inventories for mobile network maintenance		(24)	(80)	(22)	(72)
- Forward and swap contracts receivable		24	1	-	-
- Other current assets		(513)	660	(402)	187
- Other assets		(22)	(52)	(26)	(48)
- Trade accounts payable		(331)	586	(146)	(294)
- Amounts due to related parties		38	(80)	(3)	(130)
- Forward and swap contracts payable		-	(10)	-	-
- Concession rights payable, accrued concession fee and excise tax		1,524	3,029	1,370	2,410
- Deposits from customers		4	(11)	-	(15)
- Other current liabilities		1,634	154	2,529	1,399
Cash flows from operating activities		20,823	22,585	19,931	19,130

18 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.94% (at 31 December 2003 : 43.00%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder, holding 19.30% (at 31 December 2003 : 19.33%) of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognised as related parties to the Company.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm lengths basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available.

The Group has transactions with related parties for the three-month and six-month periods ended 30 June 2004 and 2003 as follows:

a) Sales of goods and services

	Consolidated		Company	
For the three-month periods ended	**30 June 2004 Million Baht**	**30 June 2003 Million Baht**	**30 June 2004 Million Baht**	**30 June 2003 Million Baht**
Service income				
Subsidiaries	-	-	74	100
Shin Corporation and its related parties	23	26	6	8
SingTel Strategic Investments Pte Ltd. and its related parties	162	30	162	30
Total service income	185	56	242	138
Sales of prepaid cards				
Subsidiaries	-	-	11,500	9,524

	Consolidated		Company	
For the six-month periods ended	**30 June 2004 Million Baht**	**30 June 2003 Million Baht**	**30 June 2004 Million Baht**	**30 June 2003 Million Baht**
Service income				
Subsidiaries	-	-	163	172
Shin Corporation and its related parties	47	45	12	16
SingTel Strategic Investments Pte Ltd. and its related parties	208	69	208	69
Total service income	255	114	383	257
Sales of prepaid cards				
Subsidiaries	-	-	20,321	18,046

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

18 Related party transactions (continued)

b) Purchases of services

For the three-month periods ended	Consolidated 30 June 2004 Million Baht	Consolidated 30 June 2003 Million Baht	Company 30 June 2004 Million Baht	Company 30 June 2003 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	820	845
Shin Corporation and its related parties	226	202	209	194
SingTel Strategic Investments Pte Ltd. and its related parties	105	8	105	8
Total rental and other service expenses	331	210	1,134	1,047
Advertising expense - net*				
Related parties of Shin Corporation	240	227	221	210
(Advertising expense - gross**				
- Consolidated 2004 : 742 Million Baht				
2003 : 416 Million Baht				
- Company 2004 : 634 Million Baht				
2003 : 371 Million Baht)				
Total advertising expenses	240	227	221	210

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

	Consolidated 30 June 2004 Million Baht	Consolidated 30 June 2003 Million Baht	Company 30 June 2004 Million Baht	Company 30 June 2003 Million Baht
Promotion expense				
Subsidiaries	-	-	7	12
Total promotion expense	-	-	7	12
Consulting and management fees				
Shin Corporation and its related parties	54	67	53	59
Total consulting and management fees	54	67	53	59

For the six-month periods ended	Consolidated 30 June 2004 Million Baht	Consolidated 30 June 2003 Million Baht	Company 30 June 2004 Million Baht	Company 30 June 2003 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	1,617	1,460
Shin Corporation and its related parties	416	377	384	357
SingTel Strategic Investments Pte Ltd. and its related parties	115	20	115	19
Total rental and other service expenses	531	397	2,116	1,836
Advertising expense - net*				
Related parties of Shin Corporation (Advertising expense - gross**	423	307	389	282
- Consolidated 2004 : 1,402 Million Baht				
2003 : 732 Million Baht				
- Company 2004 : 1,262 Million Baht				
2003 : 645 Million Baht)				
Total advertising expenses	423	307	389	282

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

18 Related party transactions (continued)

b) Purchases of services (continued)

For the six-month periods ended	Consolidated 30 June 2004 Million Baht	Consolidated 30 June 2003 Million Baht	Company 30 June 2004 Million Baht	Company 30 June 2003 Million Baht
Promotion expense				
Subsidiaries	-	-	23	16
Total promotion expense	-	-	23	16
Consulting and management fees				
Shin Corporation and its related parties	117	141	114	122
Total consulting and management fees	117	141	114	122

For the three-month periods ended	Consolidated 30 June 2004 Million Baht	Consolidated 30 June 2003 Million Baht	Company 30 June 2004 Million Baht	Company 30 June 2003 Million Baht
Interest expense				
Directors of related parties	1	1	1	1
Total interest expense	1	1	1	1

For the six-month periods ended	Consolidated 30 June 2004 Million Baht	Consolidated 30 June 2003 Million Baht	Company 30 June 2004 Million Baht	Company 30 June 2003 Million Baht
Interest expense				
Subsidiaries	-	-	1	16
Directors of related parties	1	2	1	2
Total interest expense	1	2	2	18

c) Dividend paid

For the three-month periods ended	Consolidated 30 June 2004 Million Baht	Consolidated 30 June 2003 Million Baht	Company 30 June 2004 Million Baht	Company 30 June 2003 Million Baht
Shin Corporation	2,654	1,959	2,654	1,959
SingTel Strategic Investments Pte Ltd.	1,193	880	1,193	880
Total dividend paid	3,847	2,839	3,847	2,839

For the six-month periods ended	Consolidated 30 June 2004 Million Baht	Consolidated 30 June 2003 Million Baht	Company 30 June 2004 Million Baht	Company 30 June 2003 Million Baht
Shin Corporation	2,654	1,959	2,654	1,959
SingTel Strategic Investments Pte Ltd.	1,193	880	1,193	880
Total dividend paid	3,847	2,839	3,847	2,839

18 **Related party transactions** (continued)

d) **Purchases of property, equipment, computer software, and cost of mobile phone network**

	Consolidated		Company	
For the three-month periods ended	30 June 2004 Million Baht	30 June 2003 Million Baht	30 June 2004 Million Baht	30 June 2003 Million Baht
Subsidiaries	-	-	-	3
Related parties of Shin Corporation	-	27	-	27
	-	27	-	30

	Consolidated		Company	
For the six-month periods ended	30 June 2004 Million Baht	30 June 2003 Million Baht	30 June 2004 Million Baht	30 June 2003 Million Baht
Subsidiaries	-	-	-	3
Related parties of Shin Corporation	1	41	1	41
	1	41	1	44

e) **Acquisition of Data Line Thai Company Limited (Note 4)**

Data Line Thai Company Limited is a related party of Shin Corporation.

f) **Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties**

	Consolidated		Company	
	30 June 2004 Million Baht	31 December 2003 Million Baht	30 June 2004 Million Baht	31 December 2003 Million Baht
Short-term investments				
Shin Corporation	160	170	-	-
Trade accounts receivable				
Subsidiaries	-	-	1,612	2,608
Shin Corporation and its related parties	13	10	3	3
SingTel Strategic Investments Pte Ltd. and its related parties	42	44	42	44
Total trade accounts receivable	55	54	1,657	2,655
Amounts due from related parties				
Subsidiaries	-	-	18	31
Shin Corporation and its related parties	1	1	-	-
Total amounts due from related parties	1	1	18	31

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

18 Related party transactions (continued)

f) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	30 June 2004 Million Baht	31 December 2003 Million Baht	30 June 2004 Million Baht	31 December 2003 Million Baht
Trade accounts payable				
Subsidiaries	-	-	437	238
Shin Corporation and its related parties	35	36	31	34
SingTel Strategic Investments Pte Ltd. and its related parties	40	7	40	7
Total trade accounts payable	75	43	508	279
Amounts due to related parties				
Subsidiaries	-	-	74	69
Shin Corporation and its related parties	653	617	566	576
SingTel Strategic Investments Pte Ltd. and its related parties	12	10	12	10
Total amounts due to related parties	665	627	652	655
Short-term loan from related party				
Subsidiary	-	-	-	500

As at 31 December 2003, loan from a subsidiary represents a promissory note with maturity of less than one year, bearing interest at the rate of 3.25% per annum. The loan was fully repaid during the quarter ended 31 March 2004.

	Consolidated		Company	
	30 June 2004 Million Baht	31 December 2003 Million Baht	30 June 2004 Million Baht	31 December 2003 Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	10	10	10	10
Directors of the Company and its related parties	37	32	37	32
Total long-term debentures	47	42	47	42

g) Commitments with related parties

The Group has entered into lease and related service agreements for office spaces, cars and base stations for periods ranging from 1 month to 9 years with options to renew. At 30 June 2004, the Group is committed to pay for rental and related services in respect of the agreements as follows:

		Consolidated Million Baht	Company Million Baht
Payment due	- within 1 year	636	620
	- within 2 to 5 years	781	767
	- over 5 years	364	364

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

18 Related party transactions (continued)

g) Commitments with related parties

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.60 million per month (at 31 December 2003: Baht 5.64 million per month).

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 16.71 million per month, and plus the rate per event as prescribed in the agreements (at 31 December 2003: Baht 15.76 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1.72 million per month (at 31 December 2003: Baht 1.51 million per month).

h) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants (Million units)	Exercise price per unit
27 March 2002	18.34	17.80
30 May 2003	15.59	13.67
23 April 2004	8.82	36.41

Movement in the number of SHIN's warrants are as follows:

	Million units
For the six-month period ended 30 June 2004	
Opening balance	32.63
Granted	8.82
Exercised	(1.42)
Closing balance	40.03

During the six-month period ended 30 June 2004, the Company's directors exercised 1.42 million units of warrants to acquire 1.42 million ordinary shares of SHIN.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

18 Related party transactions (continued)

i) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for nsecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follow:

Project no.	Grant date	No. of rights (Million units)	Maximum budget not exceeding (Million Baht)
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

Movement in the number of rights to receive special reward is as follows:

For the six-month period ended 30 June 2004	Million units
Beginning balance	3.89
Granted	0.81
Exercised	(1.67)
Closing balance	3.03

1.67 million units were exercised during the six-month period ended 30 June 2004. The subsidiary paid for the exercised rights in the total amount of Baht 0.23 million.

19 Contingencies

At 30 June 2004, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,408.14 million (31 December 2003 : Baht 1,365.72 million) on a consolidated basis and Baht 1,093.79 million (31 December 2003 : Baht 1,056.82 million) on a Company basis.

In 2002, the Company sold its investment in Curtain Property Co., Ltd., a subsidiary, (formerly "Advanced Paging Co., Ltd."); the Company is obligated under the sale agreement to:

- have full responsibility for 2 years after the date of this agreement, 16 September 2002, for any and all debts and liabilities suffered, sustained or incurred by the subsidiary which are outstanding at and incurred prior to the date of this agreement including without limitation (except all debts as specified in the agreement at the amount of Baht 20.43 million).

- indemnify the Purchasers of the subsidiary against all loss and damages sustained by the Purchaser arising from non-performance or default of any kind by the subsidiary under the Concession agreement.

- within three years from the date of the agreement, indemnify the Purchasers from and against and thus will pay to the Purchasers the amounts of any taxation, relevant cost and penalty of the subsidiary occurred prior and up to the date of the agreement.

To date no claims have been received from the purchaser under the terms of this inden[illegible]

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

20 Post balance sheet events

Increase in a subsidiary's share capital

At the Extraordinary Shareholders' Meeting of a subsidiary, Advanced Datanetwork Communication Company Limited, held on 11 June 2004, the shareholders passed a resolution to approve an increase of authorised share capital from 45,752,000 ordinary shares with a par value of Baht 10 per share to 95,752,000 ordinary shares with a par value of Baht 10 per share or the total increase of Baht 500 million. The subsidiary is in the process of receiving subscription and registering the increased share capital with the Ministry of Commerce.

Warrants granted to directors and employees - exercised

As mentioned in Note 16, during the quarter ended 30 June 2004, the Company's warrants of 0.30 million units and 0.40 million units were exercised at Baht 47.40 each and Baht 42.84 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 6 July 2004.

In July 2004, a total of 0.93 million units, being 0.45 million units and 0.48 million units of the Company's warrants were exercised at Baht 47.40 each and Baht 42.84 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 4 August 2004.

As a result of these two transactions, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,942.63 million to Baht 2,944.29 million, and from Baht 20,358.21 million to Baht 20,431.08 million, respectively.

Interim dividend

At the Board of Directors' meeting held on 13 August 2004, the Board passed a resolution to approve a declaration of interim dividend for 2,941.75 million shares of Baht 2.15 each, totalling Baht 6,324.76 million. The dividend will be paid to the shareholders on 9 September 2004.